Mail Stop 4561

September 21, 2006

Jack A. Cuneo
President and Chief Executive Officer
CB Richard Ellis Realty Trust
865 South Figueroa Street, Suite 3500
Los Angeles, California 90017

Re: CB Richard Ellis Realty Trust
Amendment No. 5 to Form S-11
Filed on September 13, 2006
File No. 333-127405

Dear Mr. Cuneo:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

All page numbers refer to the marked courtesy copy of the registration statement that you provided to us.

Partnership Interests in Our Operating Partnership, page 87

1.   We note your response to comment 7. Please revise this section to note whether the limited partnership units have the same voting interest as the common shares.

2.   In the third paragraph you state that the "class B limited partnership interest entitles its holders to distributions made by CBRE OP in an amount equal to 15% of all net proceeds of any disposition of properties to be distributed to the partners after subtracting (i) the costs of such disposition, (ii) the amount of equity capital invested in such property which has not been reinvested or returned to the partners, and (iii) an amount equal to a 7% annual, uncompounded return on such invested capital." On page F-16 you state that the "the Class B interest will entitle REIT Holdings to distributions made by CBRE OP in an amount equal to (i) 20% of the distributions of earnings to the partners in excess of distributed earnings of 6% per annum of the aggregate purchase price paid for all outstanding common partnership units in CBRE OP; and (ii) 20% of all net proceeds of any disposition of properties to be distributed to the partners after subtracting (x) the costs of such disposition, (y) the amount of equity capital invested in such property which has not been reinvested or returned to the partners, and (z) an amount equal to a 10% annual, uncompounded rate of return on such invested capital." Please reconcile these disclosures.

3.   Please revise to note if and when the class A and B shares may be converted into common shares.

Redemption, page 101

4.   In Amendment No. 4 to the Form S-11, you stated that if "the advisory agreement is terminated without cause, CBRE OP will redeem the class B limited partnership interest for cash in an amount equal to the fair value of such interest." In this amendment you revised your disclosure to note that if "the advisory agreement is terminated without cause, CBRE OP will redeem the class B limited partnership interest for a newly created class of partnership interest, which we refer to as the advisor redemption interest, which shall initially have a capital account equal to the fair value of the class B limited partnership interest as of such date. One or more appraisers will determine the fair value of the class B limited partnership interest as of the termination date of the advisory agreement. The advisor redemption interest will entitle the Investment Advisor to receive 15% of the net proceeds from a capital transaction." Please revise to note the reason for the change in the disclosure.

Part II

Item 33. Recent Sales of Unregistered Securities

5.   Please revise this section to disclose your exchange of the class C limited partnership interest in CBRE OP held by REIT Holdings for the 216,424 limited partnership units in CBRE OP, the date of the exchange and the exemption relied upon in conducting the exchange.

6.   In the third paragraph of this section, you state that on July 1, 2004, CBRE OP issued one class B limited partnership interest and one class C limited partnership interest in CBRE OP to CBRE REIT Holdings LLC as part of the consideration for the Investment Advisor entering into the advisory agreement with the you and for services provided to you in connection with your formation and ongoing advisory services, such as selecting the placement agent relating to your initial private placement, sourcing members to serve on your executive management team and seeking initial investments for your portfolio. The Subscription Agreement you provided us regarding this issuance states the class A, B, and C units and interests were issued in exchange for $242,500. Please reconcile these disclosures.

Sales Literature

7.   We note that a full 6 pages of your sales literature focuses on the sponsor or the sponsor's parent. In light of your disclosure that investors need to rely exclusively upon the REIT's investment advisor which has limited experience, in light of the conflicts that exist with executive officers, and in light of the absence of an agreement with your sponsor to provide any services or resources, please revise to delete this lengthy emphasis, including the amount of assets under management, and to clearly and briefly discuss the extent of your relationship.

8.   We note your statement on page 5 that the REIT, "through its investment advisor, has the experience,…" Please revise to reconcile this disclosure with your risk factor regarding the limited operating experience of your advisor.

9.   Please revise to highlight that to date you have acquired seven properties and that you have not identified any properties in which to invest the proceeds of this offering.

10.   On page 16, you state that one of your offering highlights is that you have "[d]efined exit strategies with liquidity features." Please revise to describe, in a footnote or otherwise, the liquidity features.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Thomas Flinn, Accountant, at (202) 551-3469 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-3856 or the undersigned at (202) 551-3852 with any other questions.

Sincerely,

Elaine Wolff
Legal Branch Chief

cc: Robert E. King, Jr., Esq. (*via facsimile*)
        Clifford Chance US LLP